EXHIBIT 99.1

Skylight Health Announces Expansion of ClinEdge Partnership and Award for First Colorado Study

  Skylight Health expands its Colorado primary care network to act as a clinical research site partner for ClinEdge;
  The expanded partnership with ClinEdge will bring industry-sponsored trials to Skylight Health’s clinics in Colorado;
  Skylight announces the award of its first clinical trial in Colorado as part of its partnership with ClinEdge adding to its previously announced trial in Massachusetts on June 2, 2021;
  This expansion demonstrates the efficacy of Skylight’s research program and the value of its growing primary care patient base.

TORONTO, Aug. 05, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (NASDAQ:SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, announced today an expansion of their partnership with ClinEdge, one of North America’s leading clinical research groups, into the state of Colorado – a key market for Skylight Health.

Skylight previously announced a partnership with ClinEdge for their Study Lead Generation Services to bring industry-sponsored clinical trials to one of its primary care clinics in Massachusetts. The success of this partnership in Massachusetts has led to an expansion of the initial contract, and Skylight has now been awarded its first Colorado-based research project through ClinEdge.

“This momentum is exciting for the research program within Skylight and Colorado remains a key market for the Company,” said Prad Sekar, CEO of Skylight Health. “As a national value-based healthcare provider, leveraging our existing infrastructure for patient-centric research projects works to further enhance the value that we are able to bring to our patients, and the US healthcare industry at-large.”

The research project has already initiated recruitment efforts for the study and Skylight will be responsible for consenting, enrolling, and observing patients during the 4-week research trial. Both Skylight Health and patients taking part in the study will be compensated. While this study is relatively short, Skylight Health will expect to have the study completed by the end of Q3 2021. Details of the trial are held in confidence to comply with study protocols and necessary regulatory requirements.   Skylight Health expects to continue to grow its research efforts into additional markets and ClinEdge has proven to be an excellent partner for this growth effort.

The Company also announces that at its Annual and Special Meeting of Shareholders (“Meeting”) held on June 29, 2021, Skylight Health’s disinterested common shareholders approved the adoption of an omnibus long-term incentive plan (the “Omnibus Plan”) for purposes of attracting, retaining and motivating key individuals. The Omnibus Plan permits such a number of options (each, an “Option”) to be granted equal to up to 10% of Skylight Health’s issued and outstanding common shares from time to time together with 3,600,000 common shares of Skylight Health available for issuance pursuant to performance share units, restricted share units, and deferred share units (being approximately 10% of the total issued and outstanding common shares of Skylight Health when the Omnibus Plan was approved by Skylight Health’s Board of Directors (the “Board) on May 20, 2021).

Please refer to the Management Information Circular of Skylight Health dated May 20, 2021, which his available on SEDAR at www.sedar.com under Skylight Health’s profile, for a copy and summary of the Omnibus Plan.

Today, the Company also announces that it has issued 87,779 shares subject to TSX Venture Exchange approval pursuant to the River City Medical Associates (RCMA) Acquisition announced on February 4, 2021. Issued shares are restricted from trading for at least 4 months and a day from issuance.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

About ClinEdge

ClinEdge provides a full suite of clinical trial management solutions to pharmaceutical companies, CROs, and clinical research sites. Offerings include a global site network of research clinics, patient recruitment and retention, marketing and creative design, patient travel coordination, clinical trial management, staffing, and financial management.  With extensive experience in multiple medical indications representing all therapeutic areas, including a specialty in rare disease engagement, ClinEdge has helped clients successfully conduct thousands of clinical studies by boosting patient recruitment, minimizing enrollment times, driving retention, and improving overall business performance. For more information visit www.clin-edge.com.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations – USA:
John Evans
john.evans@skylighthealthgroup.com
415-309-0230

Investor Relations - Canada:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.